Prime Number Acquisition I Corp.

February 1, 2022

Via Edgar

Mr. Wei Lu

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Prime Number Acquisition I Corp.
Draft Registration Statement on Form S-1
Submitted June 4, 2021
CIK No. 0001858180

Dear Mr. Lu:

This letter is in response to the letter dated June 29, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Prime Number Acquisition I Corp. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form S-1 (the “Registration Statement”) is being filed to accompany this letter.

Draft Registration Statement on Form S-1 submitted June 4, 2021

Our Acquisition Process, page 5

1. Please expand your disclosure here to clarify any differences in the types of initial business combination opportunities that you expect to pursue from those your founders or their affiliates may be required to present to future founders’ affiliates or third parties before presenting such opportunities to the company. In this regard, we note that your "sponsor A," Prime Number Acquisition LLC, is managed by Dongfeng Wang, your Chairman and Chief Executive Officer; and that your founders and affiliates also appear to target investment opportunities in the technology sector.

Response: In response to the Staff’s comment, the Company revises pages 5 and 78 of the Draft Registration Statement.

2. It appears that Prime Number Capital LLC may be affiliated with the Company through Prime Number Acquisition LLC. We note that Mr. Dongfeng Wang is the managing member of Prime Number Acquisition LLC. Please revise your risk factor section to describe the attendant risks due to the affiliation or advise.

Response: The Company respectfully advises the Staff that none of the sponsors and none of the directors or officers are affiliated with Prime Number Capital LLC. Accordingly, it will not be necessary to revise the risk factor section on this matter.

3. Footnote 5 to your registration statement fee table states that you are registering an additional indeterminate amount of securities to be offered solely for certain market making transactions, by an affiliate of the Registrant. Please tell us whether Prime Number Capital LLC intends to make a market in any of your securities and advise whether you will include the alternate pages for the market-making prospectus.

Response: The Company notes of the Staff’s comment and advises the Staff that Prime Number Capital LLC does not intend to and will not engage in market-making activities in the Company’s securities. Accordingly, it will not be necessary to register market-making transactions and the Company will not include alternate pages for a market-making prospectus.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila E. Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ Dongfeng Wang
Dongfeng Wang Chief Executive Officer

Arila E. Zhou, Esq.

Robinson & Cole LLP